

FOR IMMEDIATE RELEASE

For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCES NEW INVESTORS RELATIONS MANAGER</u>

(Santiago, Chile, September 16, 2008) – We inform that Rosita Covarrubias is the new Investors Relations Manager, succeeding Luis Eduardo Bravo, who went to work at Antofagasta Minerals S.A.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.